As filed with the Securities and Exchange Commission on May 18, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LMP Corporate Loan Fund Inc.

(Name of Subject Company (issuer))

LMP Corporate Loan Fund Inc.

(Name of Filing Person (offeror))

Auction Rate Cumulative Preferred Stock, Series A and Series B, $.001 Par Value Per Share

(Title of Class of Securities)

50208B209

50208B308

(CUSIP Number of Class of Securities)

ROBERT I. FRENKEL

SECRETARY

LMP CORPORATE LOAN FUND INC.

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for up to 100% of the outstanding shares of Auction Rate Cumulative Preferred Stock, Series A and Series B, $.001 par value per share (the “ARPS”), of LMP Corporate Loan Fund Inc. (the “Fund”) at a price equal to 90% of the liquidation preference of $25,000 per share (or $22,500 per share), plus any unpaid dividends accrued through the termination date of the tender offer. The following document related to the proposed tender offer is attached as an exhibit to this filing:

•	Press Release issued by the Fund dated May 18, 2015 (Exhibit 99.1)

The tender offer for up to 100% of the outstanding shares of ARPS of the Fund has not yet commenced. The exhibit is neither an offer to buy nor the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Fund’s ARPS will be made only pursuant to an offer to purchase and related materials that the Fund intends to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, the Fund will file a Tender Offer Statement on Schedule TO with the SEC. The Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to the Fund’s stockholders when available. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

EXHIBITS

EXHIBIT NO.	DESCRIPTION

99.1	Press Release issued by LMP Corporate Loan Fund Inc. on May 18, 2015

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release issued by LMP Corporate Loan Fund Inc. on May 18, 2015